

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 15, 2007

via U.S. mail and facsimile

Ms. Lisa G. Meier
Chief Financial Officer
Flotek Industries, Inc.
7030 Empire Central Drive
Houston, TX 77040

> **RE:** **Flotek Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed August 9, 2007**
> **File No. 001-13270**

Dear Ms. Meier:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief